Exhibit 12.1

DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Nine Months Ended		For the Years Ended November 30,
	September 30, 2013	September 30, 2012	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense	3,007	2,921	3,753	3,511	1,269	2,121	1,658
Losses from unconsolidated investees	13	8	12	5	4	3	3
Total earnings	3,020	2,929	3,765	3,516	1,273	2,124	1,661
Fixed charges:(1)
Total interest expense	873	1,002	1,331	1,485	1,583	1,251	1,288
Interest factor in rents	4	4	6	5	5	5	5
Total fixed charges	877	1,006	1,337	1,490	1,588	1,256	1,293
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	873	1,002	1,331	1,485	1,583	1,251	1,288
Interest factor in rents	4	4	6	5	5	5	5
Preferred stock requirements	45	—	—	—	39	73	—
Total combined fixed charges and preferred stock requirements	922	1,006	1,337	1,490	1,627	1,329	1,293
Earnings from continuing operations before income tax expense and fixed charges	3,897	3,935	5,102	5,006	2,861	3,380	2,954
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	3,942	3,935	5,102	5,006	2,900	3,453	2,954

Ratio of earnings to fixed charges	4.4	3.9	3.8	3.4	1.8	2.7	2.3
Ratio of earnings to combined fixed charges and preference dividends	4.3	3.9	3.8	3.4	1.8	2.6	2.3

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.